SYMONS INTERNATIONAL GROUP, INC.
                               4720 KINGSWAY DRIVE

                           INDIANAPOLIS, INDIANA 46205

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                           To Be Held On May 31, 2000

         NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Symons International Group, Inc. ("Company") will be held at the Company's offices, 4720 Kingsway Drive, Indianapolis, Indiana on Wednesday, May 31, 2000, at 10:00 a.m., Indianapolis time.

         The Annual Meeting will be held for the following purposes:

1. Election of Directors. Election of the directors for terms to expire in 2003.
2. Appointment of Auditors. Ratification of the appointment of BDO Seidman, L.L.P. as auditors for the Company for the year ending December 31, 2000.
3. Other Business. Such other matters as may properly come before he meeting or any adjournment thereof.

         Shareholders of record as of the close of business on April 21, 2000 are entitled to vote at the meeting or any adjournment thereof.

         Please read the enclosed Proxy Statement carefully so that you may be informed about the business to come before the meeting, or any adjournment thereof. At your earliest convenience, please sign and return the accompanying Proxy in the postage-paid envelope furnished for that purpose.

         A copy of the Company's Annual Report for the year ended December 31, 1999 is enclosed. The Annual Report is not a part of the Proxy soliciting material enclosed with this letter.

                                                      FOR THE BOARD OF DIRECTORS

                                                      /s/ DHS
                                                      Douglas H. Symons
                                                      Chief Executive Officer
                                                      Indianapolis, Indiana
                                                      April 28, 2000

IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE ANNUAL MEETING, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                        SYMONS INTERNATIONAL GROUP, INC.
                               4720 Kingsway Drive

                           Indianapolis, Indiana 46205

                                 PROXY STATEMENT

         The accompanying Proxy is solicited by the Board of Directors of Symons International Group, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held May 31, 2000 and any adjournments thereof. When the Proxy is properly executed and returned, the shares it represents will be voted at the meeting in accordance with any directions noted on that Proxy. If no direction is indicated, the Proxy will be voted in favor of the proposals set forth in the Notice attached to this Proxy Statement.

         The election of directors will be determined by a plurality of the shares present in person or represented by proxy. All other matters to come before the meeting will be approved if the votes cast in favor exceed the votes cast against. Any abstention or broker non-vote on any such matter will not change the number of votes cast for or against the matter, however, such abstaining shares will be counted in determining whether a quorum is present pursuant to the applicable provisions of the Indiana Business Corporation Law.

         The Board of Directors knows of no matters, other than those reported herein, which are to be brought before the meeting. However, if other matters properly come before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such Proxy in accordance with their judgment on such matters. Any shareholder giving a proxy has the power to revoke it at any time before it is voted by a written notice delivered to the Secretary of the Company or in person at the meeting. The approximate date of mailing of this Proxy Statement is April 28, 2000.

                     VOTING SECURITIES AND BENEFICIAL OWNERS

         Only shareholders of record as of the close of business on April 21, 2000 will be entitled to vote at the Annual Meeting. On the Record Date, there were 10,385,399 shares of common stock outstanding, the only class of the Company's stock which is currently outstanding.

         The following table shows, as of March 20, 2000, the number and percentage of shares of common stock of the Company held by each person known to the Company to own beneficially more than 5% of the issued and outstanding common stock of the Company, and the ownership interests of each of the Company's directors and Named Executive Officers, as hereafter defined, and all directors and executive officers of the Company as a group, in the common stock of the Company and in the common stock of the Company's 67.2% shareholder, Goran Capital Inc. ("Goran"). Unless otherwise indicated in a footnote to the following table, each beneficial owner possesses sole voting and investment power with respect to the shares owned.

                                                 Symons International

                                                     Group, Inc.                        Goran Capital Inc.
                                            Amount and Nature       Percent       Amount and Nature        Percent
                 Name of                      of Beneficial           Of            of Beneficial            of
            Beneficial Owners                   Ownership            Class            Ownership             Class
G. Gordon Symons1                                         10,000       *                      2,411,645     36.4%
Alan G. Symons2                                           60,591       *                        786,535     11.9%
Douglas H. Symons3                                        28,500       *                        281,105     4.2%
Robert C. Whiting                                         44,800       *                         20,000       *
Larry S. Wechter4                                         13,000       *                              0       0
Gene S. Yerant5                                                0       0                        100,000     1.5%
John K. McKeating6                                         2,000       *                          6,000       *
Dennis G. Daggett7                                        56,500       0                         37,000       *
Goran Capital Inc.8                                    7,074,900      67.2%                           0       0
All Executive Officers and
Directors as a Group (11                                 215,391         2.1%                 3,541,285        56.8%
 persons)9

* Less than 1% of class

1    With respect to the Company 10,000 shares are owned directly. With respect to the shares of Goran, 479,111 shares are held by trusts of which Mr. Symons is the beneficiary, 286,121are subject to option and 1,646,413 of the shares indicated are owned by
     Symons International Group Ltd., of which Mr. Symons is the controlling shareholder
2    With respect to the shares of Goran, 558,965 are owned directly and 227,570 are subject to option.
3    With respect to the shares of Goran, 251,455 are owned directly and 29,650 are subject to option.
4    Mr. Wechter owns 8,000 shares directly and 5,000 are held by a foundation of which Mr. Wechter is a trustee.
5    With respect to the shares of Goran, 100,000 are subject to option.
6    With respect to shares of Goran, 2,000 shares are owned directly and 4,000 shares are subject to option.
7    With respect to shares of the Company, 56,500 shares are subject to option.  With respect to shares of Goran,
     37,000 are subject to option.
8    Goran's office address is 2 Eva Road, Suite 201,  Toronto,  Ontario Canada M9C2A8.
9    Totals and percentage numbers are calculated on a fully detailed basis.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, as well as persons who own more than 10% of the outstanding common shares of the Company, to file reports of ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of copies of such forms received by it, or written representations from certain reporting persons that no reports were required for those persons, the Company believes that during 1999, all filing requirements applicable to its officers, directors and greater than 10% shareholders were met.

PROPOSAL NO. 1:   ELECTION OF DIRECTORS

         The directors of the Company are divided into three classes and are elected to hold office for a three year term and until their successors are elected and qualified. The election of each class of directors is staggered over each three-year period.

                                                                                             Director      Term to
              Name                   Age            Present Principal Occupation              Since        Expire
  G. Gordon Symons                   78     Chairman of the Board of Directors of the          1987         2002
                                            Company and Goran

  Alan G. Symons                     53     Deputy Chairman of the Company and CEO and         1987         2000
                                            President of Goran

  Douglas H. Symons                  47     President and CEO of the Company and COO of        1987         2001
                                            Goran

 John K. McKeating                   64     Retired Former President, Vision 2120             1996          2002
 Robert C. Whiting                   67     President, Prime Advisors Ltd.                     1996         2000
 Gene S. Yerant1                     53     Executive Vice President of the Company            2000         2001

 Larry S. Wechter1                   45     CEO, Monument Advisers, Inc.                       2000         2002

1 Mr. Wechter and Mr. Yerant were elected on January 19, 2000 by the Board of Directors of the Company to fill vacancies. G. Gordon Symons has been Chairman of the Board of Directors of the Company since its formation in 1987. He founded the predecessor to Goran, the 67% shareholder of the Company, in 1964 and has served as the Chairman of the Board of Goran since its formation in 1986. Mr. Symons also served as the President of Goran until 1992 and the Chief Executive Officer of Goran until 1994. Mr. Symons currently serves as a director of Symons International Group Ltd. ("SIGL"), a federally-chartered Canadian corporation controlled by him which, together with members of the Symons family, controls Goran. Mr. Symons also serves as Chairman of the Board of Directors of all of the subsidiaries of Goran. Mr. Symons is the father of Alan G. Symons and Douglas H. Symons.


Alan G. Symons has served as a director of the Company since 1995 and served as its Chief Executive Officer from 1996 until November 1999. Mr. Symons has served as Deputy Chairman of the Company since November, 1999. Mr. Symons has been a director of Goran since 1992, and has served as Goran's President and Chief Executive Officer since 1994. Prior to becoming the President and Chief Executive Officer of Goran, Mr. Symons held other executive positions within Goran since its inception in 1986. Mr. Symons is the son of G. Gordon Symons and the brother of Douglas H. Symons.

Douglas H. Symons has served as a director and as President of the Company since its formation in 1987, as its Chief Operating Officer since July 1996 and as its Chief Executive Officer since November 2, 1999. Mr. Symons also served as Chief Executive Officer of the Company from 1989 until July 1996. Mr. Symons has been a director of Goran since 1989, and has served as Goran's Chief Operating Officer and Vice President since 1989. Mr. Symons is the son of G. Gordon Symons and the brother of Alan G. Symons.

John K.  McKeating  has served as a director of the Company  since 1996 and as a director of Goran since 1995. Mr. McKeating retired in January 1996 after serving as President and owner of Vision 2120 Optometric Clinics ("Vision 2120") for 37 years. Vision 2120, located in Montreal, Quebec, is a chain of Canadian full-service retail clinics offering all aspects of professional eye care.

Robert C. Whiting has served as a director of the Company since 1996. Since July
     1994, Mr. Whiting has served as President of Prime Advisors, Ltd., a Bermuda-based insurance consulting firm. From its inception until June 1994 Mr. Whiting served as President and Chairman of the Board of Jardine Pinehurst Management Co., Ltd., a Bermuda-based insurance management and brokerage firm.

LarryS.  Wechter,  C.P.A.,  was  elected as a director of the Company on January
     19, 2000. Mr. Wechter is the founder, Managing Director and Chief Executive Officer of Monument Advisers, Inc. Prior to joining Monument Advisers, Inc., Mr. Wechter was President and a director of ADESA Corporation, now a wholly owned subsidiary of Minnesota Power & Light. Mr. Wechter currently serves on the boards of directors of Crossmann Communities, Inc., Member Data Services, Inc. and Family Auto.

Gene S. Yerant was named Executive Vice President of the Company and President and Chief Operating Officer of Superior Insurance Group, Inc. in January 2000 and was elected as a director of the Company on January 19, 2000. Prior to joining the Company, Mr. Yerant served as President of Transport Insurance in Dallas, Texas. From December 1995 to April 1996 he also served as President of Leader Insurance. From April 1998 to April 1990, Mr. Yerant served as a director for National Interstate, a Cleveland, Ohio based insurance company. From September 1990 to February 1997, Mr. Yerant served as director for North American Livestock.

         Unless otherwise directed, each proxy executed and returned by a shareholder will be voted for the election of the nominees listed below. If any person named as a nominee shall be unable or unwilling to stand for election at the time of the Annual Meeting, the proxy holders will nominate and vote for a replacement nominee recommended by the Board. At this time, the Board knows of no reason why the nominees listed below may not be able to serve as directors if elected.

         The Board of Directors unanimously recommends the election of the following nominees for a three (3) year term to expire in the year 2003. Goran owns sufficient shares of the Company to ensure their election, and Goran presently intends to vote for the nominees listed below.

               Name                      Age           Present Principal Occupation             Director Since
Alan G. Symons                           53       Deputy Chairman of the Company and CEO             1987
                                                  and President of Goran

Robert C. Whiting                        67       President, Prime Advisors Ltd.                     1996

Meetings and Committees of the Board

     During the year ended December 31, 1999, the Board of Directors of the Company met five times, including teleconferences. Each director participated in 75% or more of the meetings of the Board including committee meetings.

     The  Board  of  Directors  of  the  Company  has  an  Audit  Committee,   a
Compensation Committee and an Executive Committee.

     The Company's Audit Committee is responsible for recommending the appointment of the Company's independent auditors, meeting with the independent auditors to outline the scope, and review the results of, the annual audit and reviewing with the auditor the systems of internal control and audit reports. The current members of this Committee are Messrs. Larry S. Wechter, Robert C. Whiting, and John K. McKeating. The Audit Committee met twice during 1999.

     During 1999, the Compensation Committee of the Company was comprised of Messrs. John K. McKeating, Robert C. Whiting and Douglas H. Symons. The Compensation Committee makes recommendations concerning executive compensation and benefit levels to the Board of Directors and has the authority to approve all specific transactions pursuant to the Symons International Group, Inc. 1996 Stock Option Plan (the "Plan").
     The Executive Committee is comprised of Messrs. G. Gordon Symons, Alan G. Symons and Douglas H. Symons. The Executive Committee is empowered by the Board of Directors to take action on behalf of the Board when the need arises.

     Directors of the Company who are not employees of the Company or its affiliates receive an annual retainer of $10,000. In addition, the Company reimburses its directors for reasonable travel expenses incurred in attending Board and board committee meetings. Each director of the Company who is not also an employee of the Company receives a meeting fee of $1,500 for each Board or committee meeting attended, with committee chairs receiving an additional $2,500 per quarter.

Compensation Committee Report

         The Compensation Committee met twice during 1999. The Committee regularly reviews the Company's executive compensation policies and practices and approves of the compensation of executive officers. The Committee's executive compensation policy is designed to attract, retain, and motivate highly talented individuals at the executive level of the organization. Executive compensation is based on the level of job responsibility, individual performance, and Company performance. Compensation also reflects the value of the job in the marketplace. To attract and retain highly skilled executives, the Company must remain competitive with the pay of other premier employers who compete with the Company for talent. The Committee believes that the Company's executive compensation program reflects these principles and give executives strong incentives to maximize Company performance and therefore enhance shareholder value. The policy consists of both annual and long-term components, which should be considered together in assessing whether the policy is attaining its objectives.

         To align the interest of employees with those of shareholders, the Company provides employees the opportunity for equity ownership through the Plan. The Compensation Committee makes recommendations to the Board for the award of stock options pursuant to the Plan. The objectives of the Plan are to align employee and shareholder long-term interests by creating a strong and direct link between employee compensation and shareholder return and to enable employees to develop and maintain a long-term ownership position in the Company's common stock. A total of 1,500,000 shares of the Company's common stock have been reserved for issuance under the Plan. As of March 20, 2000, 1,352,401 shares were available for grant of options pursuant to the Plan. There were no grants to senior executives or other employees of the Company and its subsidiaries during 1999.

         The Company's total compensation program for officers includes base salaries, bonuses and the grant of stock options pursuant to the Plan. The Company's primary objective is to achieve above-average performance by providing the opportunity to earn above-average total compensation (base salary, bonus and value derived from stock options) for above-average performance. Each element of total compensation is designed to work in concert. The total program is designed to attract, motivate, reward and retain the management talent required to serve shareholder, customer and employee interests. The Company believes that this program also motivates the Company's officers to acquire and retain appropriate levels of stock ownership. It is the opinion of the Compensation Committee that the total compensation earned by Company officers during 1999 achieves these objectives and is fair and reasonable.

         The compensation of Alan G. Symons, Chief Executive Officer of the Company until November, 1999, consisted of the same elements as the other senior executives, namely base salary and stock options. In 1997 the Committee reviewed and approved Alan G. Symons' employment agreement with GGS Management, Inc., a subsidiary of the Company. During 1999, the Committee did not approve the grant of stock options or bonuses.

         The compensation of Douglas H. Symons, Chief Executive Officer of the Company beginning in November, 1999 was approved by the Compensation Committee at the time Douglas H. Symons' employment agreement with the Company was entered into in March, 1999. The Committee has not reviewed the compensation of Douglas
H. Symons subsequent to the date he became Chief Executive Officer.

         Federal income tax law disallows corporate deductibility for "compensation" paid in excess of $1 million, unless such compensation is payable solely on account of achievement of an objective performance goal. As part of its on-going responsibilities with respect to executive compensation, the Compensation Committee will monitor this issue to determine what actions, if any, should be taken as a result of the limitation on deductibility.

                                                      COMPENSATION COMMITTEE
                                                      John K. McKeating, Chair
                                                      Robert C. Whiting
                                                      Douglas H. Symons

Compensation Committee Interlocks And Insider Participation

     During 1999, the Company's Compensation Committee consisted of Messrs. John
K. McKeating, Robert C. Whiting and Douglas H. Symons. Neither Mr. Whiting nor Mr. McKeating have any interlocks reportable under Item 402(j)(3) of Regulation S-K. Douglas H. Symons has served as a director and executive officer of the Company since its formation in 1987 and as a director and executive officer of Goran since 1989. Douglas H. Symons is also an executive officer of each of the Company's subsidiaries. Since Alan G. Symons, Deputy Chairman of the Company, is a director of each of the Company's subsidiaries and is empowered to determine the compensation of the managers of the Company's subsidiaries, Douglas H. Symons and Alan G. Symons have reportable interests under Item 402(j)(3)
(i)-(iii) of Regulation S-K for 1999.


Remuneration Of Executive Officers

         The following table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer and the four most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively, the "Named Executive Officers") during the last three (3) years.

                           SUMMARY COMPENSATION TABLE

                                                                                                     Long Term

                                                                                                    Compensation

                                                                                                         Awards

                                                                                                     Securities

                Name and Principal                                   Annual Compensation             Underlying
                                                                     -------------------
                     Position                                                                         Options
                                Year Salary Bonus

  Alan G. Symons,                                     1999            $254,032              $0                     0
  Deputy Chairman1                                    1998            $300,000              $0                56,000
                                                      1997            $278,230        $200,000                64,900
  Douglas H. Symons,                                  1999            $375,000              $0                     0
  Chief Executive Officer and  President              1998            $300,000              $0                35,000
                                                      1997            $200,000         $82,971                17,800
  Dennis G. Daggett,                                  1999            $189,000              $0                     0
  Chief Executive Officer, IGF Insurance Company      1998            $198,439        $270,000                30,000
                                                      1997            $195,618        $150,000                 6,500
  Roger C. Sullivan,2                                 1999            $232,623              $0                     0
  Executive Vice  President, Superior Insurance       1998            $204,451              $0                30,000
  Group, Inc.                                         1997            $169,612        $169,612                 8,000
  David L. Bates, 3                                   1999            $142,403              $0                     0
  Executive Vice President, Chief Legal Officer       1998            $113,385         $41,461                10,000
  and Secretary                                       1997            $107,307         $87,076                 3,750
  Carl F. Schnaufer4                                  1999            $147,661              $0                     0
  Vice President, Chief Information Officer           1998            $113,710          $6,061                10,000
                                                      1997             $30,308              $0                     0

  1 Alan G. Symons served as Chief Executive Officer of the Company until November, 1999.
  2  Mr. Sullivan resigned in January, 2000.
  3 Mr. Bates resigned in October, 1999.
  4 Mr. Schnaufer resigned in January, 2000.


STOCK OPTION GRANTS

                  There were no grants of stock options to the Company's Named Executive Officers in 1999.

OPTION EXERCISES AND YEAR-END VALUES

                  The following table shows stock options held by the Company's Named Executive Officers as of December 31, 1999. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options. Also reported are the value of unexercised in-the-money options as of December 31, 1999.

                         AGGREGATED OPTIONS EXERCISES IN

             LAST FISCAL YEAR END AND FISCAL YEAR END OPTIONS VALUES



                                    Value                Number of                            Value of
                      Shares      Realized                 Shares                           Unexercised
                     Acquired        at                  Underlying                         In-the-Money
      Name              on        Exercise          Unexercised Options                       Options
                     Exercise       Date                at 12-31-99                         at 12-31-991

                                               Exercisable     Unexercisable      Exercisable          Unexercisable
  Alan G.               0           $0.00                  0                 0                0                    0
  Symons

  Douglas               0           $0.00                  0                 0                0                    0
  H. Symons

  Dennis G.             0           $0.00             34,290            22,210                0                    0
  Daggett

  Roger C.              0           $0.00             25,280            22,720                0                    0
  Sullivan

  David                 0           $0.00                  0                 0                0                    0
  L.
  Bates


  Carl                  0           $0.00              3,333             6,667                0                    0
  F.
  Schnaufer

1 Based on the December 31, 1999 closing NASDAQ stock price which was $1.4375 per share.


CERTAIN EMPLOYMENT AGREEMENTS

                  Certain of the Company's officers have entered into employment contracts with the Company or one of its subsidiaries.

                  Alan G. Symons was Chief Executive Officer of the Company until November 1999 and became Deputy Chairman of the Company in November 1999. During 1999, Alan G. Symons was subject to an employment agreement, with such agreement calling for a base salary of not less than $300,000 per year. This agreement became effective on April 30, 1996 for an initial period of five years and contained customary restrictive covenants respecting confidentiality and non-competition during the term of the employment and for a period of two years after the termination of the agreement. In addition to annual salary, the agreement stipulated that Alan G. Symons may earn a bonus in an amount ranging from 25% to 100% of base salary. In November 1999, Alan G. Symons became subject to an employment arrangement with Goran. Pursuant to an agreement between Goran and the Company, Alan G. Symons may provide services on an hourly basis to the Company for which the Company pays Goran directly.

                  Douglas H. Symons, Chief Executive Officer of the Company, is subject to an employment agreement, with such agreement calling for a base salary of not less than $375,000 per year. This agreement became effective on March 8, 1999 and continues in effect for an initial period of two years. Upon the expiration of the initial two year period, the term of the agreement is automatically extended from year to year thereafter and is cancelable (after the expiration of the initial two year term) upon six months' notice. This agreement contains customary restrictive covenants respecting confidentiality and non-competition during the term of employment and for a period of two years after the termination of the agreement. In addition to annual salary, Douglas H. Symons may earn a bonus in an amount ranging from 0 to 100% of base salary. At the discretion of the Board, bonus awards may be greater than the amounts indicated if agreed upon financial targets are exceeded.

                  The Company has entered into an employment agreement with Dennis G. Daggett pursuant to which Mr. Daggett has agreed to serve as the Chief Executive Officer of IGF Insurance Company. Pursuant to the terms of the agreement, Mr. Daggett is entitled to a base salary of not less than $180,000 per year and may earn a bonus in an amount ranging from 0 to 150% of his base salary, or a greater amount as may be approved by the Board.

PROPOSAL NO. 2 - APPOINTMENT OF AUDITORS

                  The Board of Directors proposes the ratification by the shareholders at the Annual Meeting of the appointment of the accounting firm of BDO Seidman, L.L.P. ("BDO") as independent auditors for the Company's year ending December 31, 2000. A representative of BDO is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she so desires. This individual will also be available to respond to any appropriate questions the shareholders may have.


CERTAIN RELATIONSHIPS / RELATED PARTY TRANSACTIONS

                  The Company has made the following  personal  loans to Alan G.
Symons, which were outstanding during 1999:


                                    Largest Loan

                                Balance During 1999      Balance As of

        Date of Loan                                     April 1, 2000       Interest Rate
        June 30, 1986                 $19,772                $6,617               None
      January 16, 1998                $102,051                $-0-                None
      February 24, 1988               $27,309               $27,309               None
       March 19, 1998                 $887,444                $-0-               5.85%
      October 15, 1998                $562,413                $-0-               7.25%

                  The Company has made the following  personal  loans to Douglas
H. Symons, which were outstanding during 1999:


                                    Largest Loan
                                Balance During 1999    Balance As of

        Date of Loan                                   April 1, 2000       Interest Rate

        June 30, 1986                         $15,000              $9,798                None
      February 24, 1988                        $2,219              $2,219                None
      November 1, 1990                        $68,050                $-0-           Prime +1%
       April 20, 1998                        $260,358                $-0-               5.85%
      October 15, 1998                       $594,517                $-0-               7.25%
      February 27, 1998                       $22,533                $-0-                None
       April 14, 1999                         $35,000                $-0-                None
     September 29, 1999                      $100,000            $100,000                6.5%

                 On October 24, 1997, the Company guaranteed a loan from an unrelated third party to Dennis G. Daggett. The $290,000 loan is due February 10, 2001 and carries a 7.75% interest rate. The largest amount outstanding during 1999 was $290,000 and the balance as of April 1, 2000 was $290,000.

                  Three of the Company's insurance subsidiaries, Superior Insurance Company ("Superior"), IGF Insurance Company ("IGF") and Pafco General Insurance Company ("Pafco"), engaged in reinsurance transactions with Granite Reinsurance Company Ltd. ("Granite Re") during 1999. Granite Re is a wholly-owned subsidiary of Goran, and G. Gordon Symons, Alan G. Symons and Douglas H. Symons are directors and executive officers of Goran.

                  Effective January 1, 1999, Granite Re and Pafco commuted an existing quota share reinsurance treaty that had covered certain nonstandard automobile business of Pafco written during 1998. In connection with the termination, Granite Re returned approximately $11,161,000 of previously ceded premiums to Pafco.

                  On an ongoing basis, IGF and Superior reinsure certain crop business written by them with a group of reinsurers that includes Granite Re. The other reinsurers in that group are not affiliated with the Company or Goran, and Granite Re's participation is on the same basis as those other reinsurers. During 1999, IGF and Superior ceded $6,017,000 in premiums to Granite Re with respect to various reinsurance treaties for crop business.

                  Also on an ongoing basis, Pafco reinsures with Granite Re non-automobile business written by Pafco and originated through Symons International Group, Inc. - Florida, a subsidiary of Goran. Under this reinsurance arrangement, Pafco ceded approximately $875,000 in premiums to Granite Re in 1999. Those reinsurance arrangements have been continued for 2000.

                  The Company paid $3,206,222 in 1999 for consulting and other services relative to the conversion to the Company's non-standard automobile operating system. Approximately 90% of these payments were for services provided by consultants and vendors unrelated to the Company. Stargate Solutions Group, Inc., owned by Kirk Symons, son of G. Gordon Symons and brother of Alan G. Symons and Douglas H. Symons, managed the work of such unrelated consultants and vendors and, as compensation for such work, retained approximately 10% of the payments referred to above in return for the management services provided.

       Superior Insurance Group, Inc., a wholly owned subsidiary of the Company, acquired a less than 1% limited partnership interest in Monument Capital Partners I during 1999. The amount of the investment was $100,000. Larry S. Wechter, a director of the Company as of January 19, 2000, is Managing Director and Chief Executive Officer of Monument Advisers, Inc. and Alan G. Symons, a director of the Company, is a director of Monument Advisers, Inc. Monument Advisers, Inc. is the general partner of Monument Capital Partners I.

PERFORMANCE GRAPH

                  The following performance graph compares the cumulative total shareholder return on the Company's common stock with Standard & Poor's 500 Stock Index and the Peer Group for the years 1996 through 1999.

[Graph Omitted]


                  Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1993, as amended, or the Securities Exchange Act of 1934, as amended, that may incorporate future filings (including this Proxy Statement, in whole or in part), the preceding Compensation Committee Report and the stock price Performance Graph shall not be incorporated by reference in any such filings.

SHAREHOLDER PROPOSALS AND NOMINATIONS

                  Any shareholder of the Company wishing to have a proposal considered for inclusion in the Company's 2001 proxy solicitation materials must set forth such proposal in writing and file it with the Secretary of the Company on or before December 11, 2000. In order to be considered in the 2001 Annual Meeting, shareholder proposals not included in the Company's 2001 proxy solicitation materials, as well as shareholder nominations for directors, must be submitted in writing to the Secretary of the Company at least sixty (60) days before the date of the 2001 Annual Meeting, or, if the 2001 Annual Meeting is held prior to March 31, 2001, within ten (10) days after notice of the Annual Meeting is mailed to shareholders. The Board of Directors of the Company will review any shareholder proposals that are filed as required, and will determine whether such proposals meet applicable criteria for inclusion in its 2001 proxy solicitation materials or consideration at the 2001 Annual Meeting.

OTHER MATTERS

                  Management is not aware of any business to come before the Annual Meeting other than those matters described in the Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that the proxies solicited hereby will be voted with respect to those matters in accordance with the judgment of the persons voting the proxies. The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of common stock of the Company. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies personally or by telephone without additional compensation.

                  Each shareholder is urged to complete, date and sign the proxy and return it promptly in the enclosed return envelope. Insofar as any of the information in this Proxy Statement may rest peculiarly within the knowledge of persons other than the Company, the Company relies upon information furnished by others for the accuracy and completeness thereof.

                                       Signed by Order of the Board of Directors
                                       /s/ DHS
                                       Douglas H. Symons
                                       Chief Executive Officer

                        SYMONS INTERNATIONAL GROUP, INC.
                                  FORM OF PROXY

            PROXY SOLICITED BY MANAGEMENT OF THE CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 31, 2000

   The undersigned shareholder of Symons International Group, Inc. (the "Corporation") hereby appoints G. Gordon Symons, or Douglas H. Symons or either of them, as Proxy for the undersigned, to attend, vote and act for and on behalf of the undersigned at the Annual Meeting of the Shareholders of the Corporation to be held at the City of Indianapolis on May 31, 2000, and at any adjournment thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any adjournment thereof, and the undersigned hereby revokes any former instrument appointing a Proxy for the undersigned at the said Meeting or at any adjournment thereof.

The Shares represented by this Proxy are to be:

1.  Election of Directors

    " VOTED FOR all Nominees  listed below
      (except as marked to the contrary below)

    " WITHHOLD  AUTHORITY to vote for all
      Nominees  listed below:

                        Alan G. Symons, Robert C. Whiting

     INSTRUCTION: To withhold authority to vote for any individual Nominee, write that Nominee's name on the space provided below:



2. VOTED FOR ______ VOTED AGAINST______
   ABSTAINED______ in the appointment of the Auditor.

3. In their discretion, the Proxies are authorized to vote upon such other matters (none known at this time) as may properly come before the Annual Meeting or any postponement or adjournment thereof.

DATED this                  day of                                     , 2000.
           ----------------        -----------------------------------








 .............................................................................
Signature of Shareholder

Notes:
1. This Form of Proxy should be dated and signed by the shareholder or his attorney authorized in writing. If this Form of Proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to shareholders.

2. Unless otherwise specified the shares represented by this proxy will be voted. If a choice is specified with respect to any or all of the matters to be dealt with at the Meeting referred to above, such shares will be voted in accordance with the specification made. If no choice is specified, it is intended to vote such shares in favor of the election of Directors and the reappointment of the Corporation's Auditor. This proxy confers authority to do so.

3. This  Proxy  confers  discretionary  authority  upon the  person  or  persons specified above with respect to amendments or variations to matters identified in the notice of Annual Meeting accompanying this Proxy and other matters as may properly come before the Meeting.

4. This Proxy should be voted, dated and signed and returned in the enclosed envelope to National City Bank, Department 53552, P.O. Box 92301, Cleveland, Ohio 44193-0900, or presented in person at the Annual Meeting to be held May 31, 2000 at 4720 Kingsway Drive, Indianapolis, Indiana, at 10:00 a.m. Indianapolis time.